Exhibit 99.1

News Release

NORBORD INC. ANNOUNCES ELECTION OF BOARD OF DIRECTORS

TORONTO, ON (May 2, 2017) – Norbord Inc. (TSX and NYSE: OSB) announced results from its 2017 annual meeting of shareholders held earlier today. All of the eight nominees listed in the Corporation’s Management Proxy Circular dated March 3, 2017 proposed by management for election to the Board of Directors at the annual meeting of shareholders were elected by acclamation. The Directors will remain in office until the next annual meeting of shareholders or until their successors are elected or appointed. The proxies received by management were as follows:

	Votes in Favour		Votes Withheld
Name	#	%	#	%
Jack L. Cockwell	68,600,342	91.16	6,650,124	8.84
Pierre Dupuis	71,719,801	95.31	3,530,665	4.69
Paul E. Gagné	74,895,997	99.53	354,469	0.47
J. Peter Gordon	69,235,676	92.01	6,014,790	7.99
Paul A. Houston	72,433,743	96.26	2,816,723	3.74
J. Barrie Shineton	69,563,093	92.44	5,687,373	7.56
Denis A. Turcotte	74,656,584	99.21	593,882	0.79
Peter C. Wijnbergen	71,382,116	94.86	3,868,350	5.14

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.8 billion and employs approximately 2,600 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

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Contact:

Heather Colpitts

Senior Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com